SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Alon USA Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

020520102

(CUSIP Number)

D. E. Shaw & Co., L.P.

Attn: Compliance Department

1166 Avenue of the Americas, 9th Floor

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 020520102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Kalon Portfolios, L.L.C. FEIN 27-1490745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,911,239
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,911,239

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,911,239
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 020520102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Heliant Manager, L.L.C. FEIN 27-1289787
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,911,239
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,911,239

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,911,239
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 020520102
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Heliant Adviser, L.L.C. FEIN 27-1289715
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,911,239
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,911,239

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,911,239
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 020520102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,911,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,911,459

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,911,459
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 020520102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,911,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,911,459

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,911,459
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 020520102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,911,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,911,459

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,911,459
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.            Security and the Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Shares”) of Alon USA Energy, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 12700 Park Central Dr., Suite 1600, Dallas, Texas 75251.

Item 2.           Identity and Background

(a), (f) This statement is filed on behalf of D. E. Shaw Kalon Portfolios, L.L.C., a Delaware limited liability company (“Kalon Portfolios”), D. E. Shaw Heliant Manager, L.L.C., a Delaware limited liability company (“Heliant Manager”), D. E. Shaw Heliant Adviser, L.L.C., a Delaware limited liability company (“Heliant Adviser”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw,” and together with Kalon Portfolios, Heliant Manager, Heliant Adviser, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 3 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is 1166 Avenue of the Americas, 9th Floor, New York, NY 10036.

(c) The principal business of Kalon Portfolios is that of a limited liability company focusing primarily on macro-oriented investment strategies. Kalon Portfolios does not have any executive officers or directors. The principal business of Heliant Manager is to act as a manager to certain funds, including, without limitation, Kalon Portfolios. The principal business of Heliant Adviser is to act as an adviser to certain funds, including, without limitation, Kalon Portfolios. The principal business of DESCO LLC is to act as a manager to certain entities, including, without limitation, Heliant Manager. The principal business of DESCO LP is to act as an investment adviser to certain funds. DESCO LP is also the managing member of certain entities including, without limitation, Heliant Adviser. D. E. Shaw & Co. II, Inc., a Delaware corporation (“DESCO II Inc.”), is the managing member of DESCO LLC. D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP. David E. Shaw is the President and sole shareholder of each of DESCO II Inc. and DESCO Inc.

(d) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) On September 16, 2013, DESCO LP entered into a settled administrative proceeding (the “Settlement”) with the U.S. Securities and Exchange Commission (the “SEC”) relating to inadvertent violations of Rule 105 (“Rule 105”) of Regulation M under the Securities Exchange Act of 1934. Rule 105 prohibits buying an equity security made available through a public offering, conducted on a firm basis, from an underwriter or broker or dealer participating in the offering after having sold short the same security during the restricted period as defined in the rule. Rule 105 applies irrespective of the short seller’s intent in effecting the short sale. Pursuant to the Settlement, DESCO LP paid $447,794 in disgorgement, $18,192.37 in pre-judgment interest, and a civil penalty of $201,506. The Settlement also requires that DESCO LP “cease and desist from committing or causing any violations and any future violations of Rule 105.” The SEC order implementing the Settlement notes that in determining to accept DESCO LP’s offer to enter into the Settlement, the SEC considered “remedial acts promptly undertaken” by DESCO LP and “cooperation afforded to [SEC] staff” by DESCO LP. Except with respect to the matter described above, no Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

In acquiring 3,911,239 Common Shares, Kalon Portfolios expended approximately $55,541,309 (excluding commissions) of its working capital.

Item 4.           Purpose of Transaction

Kalon Portfolios will review its investment in the Common Shares from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market and investment conditions, Kalon Portfolios may determine to:

•	acquire additional Common Shares through open market purchases or otherwise; or

•	sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to the Common Shares through the open market or otherwise.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person will take any such actions.

As part of Kalon Portfolios’ ongoing review of its investments in the Common Shares, Kalon Portfolios may from time to time hold talks or discussions with, write letters to and respond to inquiries from various parties, including, without limitation, the Issuer’s Board of Directors, management or representatives, other shareholders and other persons or entities, regarding the Issuer’s affairs and strategic alternatives.

Kalon Portfolios may undertake from time to time, and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market investment conditions, Kalon Portfolios may determine to pursue various alternatives in respect of its investments in the Issuer. Such actions may include, without limitation, direct or indirect participation in the following:

•	forming and pursuing potential strategic developments and plans related to the Issuer;

•	seeking representation on the Board of Directors of the Issuer;

•	making recommendations to the Issuer’s Board of Directors and management of the Issuer concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure, the provisions of the Issuer’s Articles of Incorporation or Bylaws or other matters;

•	seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise;

•	restructuring and effecting other significant transactions with respect to the Issuer;

•	participating in a “going-private” transaction;

•	taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer; or

•	providing financing for any of the foregoing.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that the possible courses of action expressed in the immediately preceding sentence will be pursued or, if pursued, will be consummated by Kalon Portfolios or any other Reporting Person.

Item 5.           Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Form 10-Q, filed with the SEC on May 8, 2015, there were 70,334,361 Common Shares issued and outstanding as of May 1, 2015. The 3,911,239 Common Shares beneficially owned by Kalon Portfolios (the “Kalon Shares”) represent approximately 5.6% of the Common Shares issued and outstanding. Common Shares are also beneficially owned by D. E. Shaw Oculus Portfolios, L.L.C. (“Oculus Portfolios”) and D. E. Shaw Asymptote Portfolios, L.L.C. (“Asymptote Portfolios”). The 157 Common Shares beneficially owned by Oculus Portfolios (the “Oculus Shares”) represent approximately 0.0% of the Common Shares issued and outstanding. The 63 Common Shares beneficially owned by Asymptote Portfolios (the “Asymptote Shares”) represent approximately 0.0% of the Common Shares issued and outstanding.

Heliant Manager, as the manager of Kalon Portfolios, and Heliant Adviser, as the investment adviser of Kalon Portfolios, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Kalon Shares.

DESCO LLC, as the manager of Oculus Portfolios, and the managing member of (i) Heliant Manager and (ii) D. E. Shaw Manager, L.L.C., which in turn is the manager of D. E. Shaw Asymptote Portfolios, L.L.C., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Kalon Shares, the Oculus Shares, and the Asymptote Shares (collectively the “Subject Shares”).

DESCO LP, as the investment adviser of Oculus Portfolios, and the managing member of (i) Heliant Adviser and (ii) D. E. Shaw Adviser, L.L.C., which in turn is the investment adviser of D. E. Shaw Asymptote Portfolios, L.L.C., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. On July 22, 2015, the Reporting Persons beneficially owned 5.6% of the outstanding shares. None of DESCO LP, DESCO LLC, Heliant Adviser, or Heliant Manager owns any of the Common Shares directly, and each of DESCO LP, DESCO LLC, Heliant Adviser, and Heliant Manager disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the investment adviser of Oculus Portfolios, and the managing member of (i) Heliant Adviser and (ii) D. E. Shaw Adviser, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, which in turn is the manager of Oculus Portfolios and the managing member of (i) Heliant Manager and (ii) D. E. Shaw Manager, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares as described above. Therefore, David E. Shaw may be deemed to be the beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of July 22, 2015, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owned any Common Shares other than those set forth in Item 5.

(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Shares from May 23, 2015 through July 22, 2015, which were all brokered transactions, are set forth below:

Name	Date	Price per Share[1]		Number of Shares Purchased/(Sold)
Asymptote Portfolios	20150526	$16.47	[2]	(200)
DESIM	20150526	$16.35	[3]	(2,000)
D. E. Shaw Valence Portfolios, L.L.C. (“Valence Portfolios”)[4]	20150526	$16.41	[5]	(5,269)
Asymptote Portfolios	20150526	$16.30	[6]	200
DESIM	20150526	$16.35		100
Kalon Portfolios	20150526	$16.35	[7]	93,440
Asymptote Portfolios	20150527	$16.42	[8]	(1,800)
DESIM	20150527	$16.32	[9]	(600)
Valence Portfolios	20150527	$16.49	[10]	(12,297)
Asymptote Portfolios	20150527	$16.47	[11]	1,800
Valence Portfolios	20150527	$16.18		100
Asymptote Portfolios	20150528	$16.79		(300)
DESIM	20150528	$16.64	[12]	(800)
Valence Portfolios	20150528	$16.71	[13]	(18,902)
Asymptote Portfolios	20150528	$16.63	[14]	300
Kalon Portfolios	20150528	$16.71	[15]	15,400
Asymptote Portfolios	20150529	$17.35	[16]	(1,000)
DESIM	20150529	$17.54	[17]	(400)
Oculus Portfolios	20150529	$17.46		(100)
Valence Portfolios	20150529	$17.49	[18]	(11,988)
Asymptote Portfolios	20150529	$17.38	[19]	1,000
Kalon Portfolios	20150529	$17.45	[20]	14,800

1 Where weighted average price is used for the reported transactions, the Reporting Person undertakes to provide upon request by the SEC, full information regarding the number of shares purchased or sold at each separate price.

2 A weighted average price based on prices ranging from $16.34 to $16.60.

3 A weighted average price based on prices ranging from $16.25 to $16.65.

4 By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the manager and investment adviser of D. E. Shaw Valence Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, shares in which Valence Portfolios transacts and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares.  David E. Shaw disclaims such beneficial ownership.

5 A weighted average price based on prices ranging from $16.24 to $16.67.

6 A weighted average price based on prices ranging from $16.28 to $16.31.

7 A weighted average price based on prices ranging from $16.24 to $16.65.

8 A weighted average price based on prices ranging from $16.31 to $16.52.

9 A weighted average price based on prices ranging from $16.22 to $16.53.

10 A weighted average price based on prices ranging from $16.20 to $16.56.

11 A weighted average price based on prices ranging from $16.35 to $16.56.

12 A weighted average price based on prices ranging from $16.44 to $16.78.

13 A weighted average price based on prices ranging from $16.49 to $16.89.

14 A weighted average price based on prices ranging from $16.62 to $16.65.

15 A weighted average price based on prices ranging from $16.44 to $16.89.

16 A weighted average price based on prices ranging from $17.01 to $17.59.

17 A weighted average price based on prices ranging from $17.48 to $17.60.

18 A weighted average price based on prices ranging from $17.06 to $17.71.

19 A weighted average price based on prices ranging from $17.23 to $17.51.

20 A weighted average price based on prices ranging from $17.07 to $17.72.

Name	Date	Price per Share		Number of Shares Purchased/(Sold)
Asymptote Portfolios	20150601	$17.47	[21]	(2,400)
DESIM	20150601	$17.40	[22]	(4,600)
Valence Portfolios	20150601	$17.30	[23]	(22,099)
Asymptote Portfolios	20150601	$17.37	[24]	2,400
Kalon Portfolios	20150601	$17.31	[25]	15,000
Asymptote Portfolios	20150602	$17.26		(100)
Oculus Portfolios	20150602	$17.41		(100)
Valence Portfolios	20150602	$17.43	[26]	(5,771)
Asymptote Portfolios	20150602	$17.59		87
Asymptote Portfolios	20150603	$17.34	[27]	(500)
Valence Portfolios	20150603	$17.60	[28]	(4,180)
Asymptote Portfolios	20150603	$17.44	[29]	400
Valence Portfolios	20150603	$17.27	[30]	17,138
Asymptote Portfolios	20150604	$17.45	[31]	(900)
Valence Portfolios	20150604	$17.35	[32]	(1,362)
Asymptote Portfolios	20150604	$17.32	[33]	1,000
DESIM	20150604	$17.37	[34]	1,200
Valence Portfolios	20150604	$17.37	[35]	11,454
Asymptote Portfolios	20150605	$17.71	[36]	(1,600)
Oculus Portfolios	20150605	$17.62	[37]	(7,429)
Valence Portfolios	20150605	$17.91	[38]	(13,800)
Asymptote Portfolios	20150605	$17.81	[39]	500
Valence Portfolios	20150605	$17.57	[40]	1,728

21 A weighted average price based on prices ranging from $17.37 to $17.65.

22 A weighted average price based on prices ranging from $17.22 to $17.57.

23 A weighted average price based on prices ranging from $17.20 to $17.58.

24 A weighted average price based on prices ranging from $17.23 to $17.52.

25 A weighted average price based on prices ranging from $17.20 to $17.41.

26 A weighted average price based on prices ranging from $17.03 to $17.59.

27 A weighted average price based on prices ranging from $17.31 to $17.38.

28 A weighted average price based on prices ranging from $17.52 to $17.66.

29 A weighted average price based on prices ranging from $17.14 to $17.64.

30 A weighted average price based on prices ranging from $17.13 to $17.44.

31 A weighted average price based on prices ranging from $17.38 to $17.50.

32 A weighted average price based on prices ranging from $17.32 to $17.38.

33 A weighted average price based on prices ranging from $17.25 to $17.34.

34 A weighted average price based on prices ranging from $17.29 to $17.52.

35 A weighted average price based on prices ranging from $17.13 to $17.50.

36 A weighted average price based on prices ranging from $17.56 to $17.73.

37 A weighted average price based on prices ranging from $17.57 to $17.65.

38 A weighted average price based on prices ranging from $17.58 to $17.97.

39 A weighted average price based on prices ranging from $17.60 to $17.94.

40 A weighted average price based on prices ranging from $17.40 to $17.67.

Name	Date	Price per Share		Number of Shares Purchased/(Sold)
Asymptote Portfolios	20150608	$17.91	[41]	(1,650)
Valence Portfolios	20150608	$17.93	[42]	(10,833)
Asymptote Portfolios	20150608	$17.85	[43]	2,600
Kalon Portfolios	20150608	$17.88	[44]	12,700
Valence Portfolios	20150608	$17.85	[45]	1,400
Asymptote Portfolios	20150609	$17.65	[46]	(1,730)
Valence Portfolios	20150609	$17.54	[47]	(5,344)
Asymptote Portfolios	20150609	$17.72	[48]	1,972
DESIM	20150609	$17.76	[49]	200
Kalon Portfolios	20150609	$17.58	[50]	21,940
Valence Portfolios	20150609	$17.80	[51]	2,286
Asymptote Portfolios	20150610	$18.03	[52]	(4,400)
Valence Portfolios	20150610	$18.02	[53]	(9,381)
Asymptote Portfolios	20150610	$18.02	[54]	4,400
DESIM	20150610	$18.12	[55]	900
Valence Portfolios	20150610	$17.83	[56]	500
Asymptote Portfolios	20150611	$18.08	[57]	(1,300)
Valence Portfolios	20150611	$18.20		(71)
Asymptote Portfolios	20150611	$18.11	[58]	1,200
DESIM	20150611	$18.07	[59]	1,100
Valence Portfolios	20150611	$18.04	[60]	3,749
Asymptote Portfolios	20150612	$17.78	[61]	(600)

41 A weighted average price based on prices ranging from $17.72 to $17.99.

42 A weighted average price based on prices ranging from $17.72 to $17.99.

43 A weighted average price based on prices ranging from $17.57 to $17.98.

44 A weighted average price based on prices ranging from $17.59 to $18.00.

45 A weighted average price based on prices ranging from $17.74 to $17.94.

46 A weighted average price based on prices ranging from $17.54 to $18.02.

47 A weighted average price based on prices ranging from $17.52 to $17.59.

48 A weighted average price based on prices ranging from $17.51 to $17.91.

49 A weighted average price based on prices ranging from $17.65 to $17.86.

50 A weighted average price based on prices ranging from $17.51 to $17.76.

51 A weighted average price based on prices ranging from $17.51 to $17.94.

52 A weighted average price based on prices ranging from $17.75 to $18.30.

53 A weighted average price based on prices ranging from $17.78 to $18.23.

54 A weighted average price based on prices ranging from $17.76 to $18.18.

55 A weighted average price based on prices ranging from $18.04 to $18.24.

56 A weighted average price based on prices ranging from $17.77 to $17.86.

57 A weighted average price based on prices ranging from $17.92 to $18.16.

58 A weighted average price based on prices ranging from $18.03 to $18.15.

59 A weighted average price based on prices ranging from $17.96 to $18.18.

60 A weighted average price based on prices ranging from $17.81 to $18.15.

61 A weighted average price based on prices ranging from $17.68 to $17.86.

Name	Date	Price per Share		Number of Shares Purchased/(Sold)
DESIM	20150612	$17.75	[62]	(300)
Asymptote Portfolios	20150612	$17.79	[63]	700
Valence Portfolios	20150612	$17.78	[64]	14,500
Asymptote Portfolios	20150615	$17.62	[65]	(2,600)
Asymptote Portfolios	20150615	$17.55	[66]	2,638
Valence Portfolios	20150615	$17.55	[67]	7,746
Asymptote Portfolios	20150616	$17.75	[68]	(538)
Asymptote Portfolios	20150616	$17.89	[69]	500
DESIM	20150616	$17.91	[70]	800
Valence Portfolios	20150616	$17.75	[71]	11,722
Asymptote Portfolios	20150617	$18.20	[72]	(300)
Oculus Portfolios	20150617	$18.25		(200)
Asymptote Portfolios	20150617	$18.17		100
DESIM	20150617	$18.49	[73]	400
Oculus Portfolios	20150617	$18.25		200
Valence Portfolios	20150617	$18.15	[74]	9,213
Asymptote Portfolios	20150618	$18.74	[75]	(900)
Kalon Portfolios	20150618	$18.71	[76]	(7,466)
Valence Portfolios	20150618	$18.71	[77]	(1,799)
Asymptote Portfolios	20150618	$18.64	[78]	797
Valence Portfolios	20150618	$18.63	[79]	6,199
Kalon Portfolios	20150619	$18.60	[80]	(16,500)
Valence Portfolios	20150619	$18.70	[81]	(725)

62 A weighted average price based on prices ranging from $17.72 to $17.77.

63 A weighted average price based on prices ranging from $17.67 to $17.86.

64 A weighted average price based on prices ranging from $17.60 to $18.01.

65 A weighted average price based on prices ranging from $17.53 to $17.70.

66 A weighted average price based on prices ranging from $17.48 to $17.58.

67 A weighted average price based on prices ranging from $17.49 to $17.65.

68 A weighted average price based on prices ranging from $17.63 to $18.13.

69 A weighted average price based on prices ranging from $17.61 to $18.12.

70 A weighted average price based on prices ranging from $17.65 to $18.13.

71 A weighted average price based on prices ranging from $17.50 to $18.15.

72 A weighted average price based on prices ranging from $18.03 to $18.48.

73 A weighted average price based on prices ranging from $18.29 to $18.62.

74 A weighted average price based on prices ranging from $18.00 to $18.63.

75 A weighted average price based on prices ranging from $18.69 to $18.79.

76 A weighted average price based on prices ranging from $18.59 to $18.80.

77 A weighted average price based on prices ranging from $18.66 to $18.78.

78 A weighted average price based on prices ranging from $18.37 to $18.74.

79 A weighted average price based on prices ranging from $18.52 to $18.74.

80 A weighted average price based on prices ranging from $18.45 to $18.86.

81 A weighted average price based on prices ranging from $18.65 to $18.74.

Name	Date	Price per Share		Number of Shares Purchased/(Sold)
Asymptote Portfolios	20150619	$18.56	[82]	200
DESIM	20150619	$18.68	[83]	500
Valence Portfolios	20150619	$18.79	[84]	3,044
Asymptote Portfolios	20150622	$18.58	[85]	(600)
DESIM	20150622	$18.58		(100)
Kalon Portfolios	20150622	$18.61	[86]	(5,322)
Asymptote Portfolios	20150622	$18.55	[87]	700
DESIM	20150622	$18.63	[88]	3,400
Valence Portfolios	20150622	$18.58	[89]	13,738
DESIM	20150623	$18.78	[90]	1,700
Valence Portfolios	20150623	$18.76	[91]	3,320
Kalon Portfolios	20150624	$18.70	[92]	(5,378)
Valence Portfolios	20150624	$18.87	[93]	(1,300)
DESIM	20150624	$18.76	[94]	900
Valence Portfolios	20150624	$18.65	[95]	1,588
Asymptote Portfolios	20150625	$18.70		(100)
Valence Portfolios	20150625	$18.76	[96]	(2,300)
Asymptote Portfolios	20150625	$18.75		100
DESIM	20150625	$18.76	[97]	1,493
Asymptote Portfolios	20150626	$18.71	[98]	(200)
Valence Portfolios	20150626	$18.72	[99]	(1,590)
Asymptote Portfolios	20150626	$18.72		100
DESIM	20150626	$18.75	100	3,000

82 A weighted average price based on prices ranging from $18.50 to $18.61.

83 A weighted average price based on prices ranging from $18.57 to $18.89.

84 A weighted average price based on prices ranging from $18.48 to $18.90.

85 A weighted average price based on prices ranging from $18.47 to $18.68.

86 A weighted average price based on prices ranging from $18.50 to $18.80.

87 A weighted average price based on prices ranging from $18.50 to $18.64.

88 A weighted average price based on prices ranging from $18.47 to $18.83.

89 A weighted average price based on prices ranging from $18.45 to $18.79.

90 A weighted average price based on prices ranging from $18.60 to $18.90.

91 A weighted average price based on prices ranging from $18.61 to $18.87.

92 A weighted average price based on prices ranging from $18.59 to $18.81.

93 A weighted average price based on prices ranging from $18.74 to $19.05.

94 A weighted average price based on prices ranging from $18.63 to $18.96.

95 A weighted average price based on prices ranging from $18.62 to $18.75.

96 A weighted average price based on prices ranging from $18.58 to $18.85.

97 A weighted average price based on prices ranging from $18.60 to $18.88.

98 A weighted average price based on prices ranging from $18.70 to $18.72.

99 A weighted average price based on prices ranging from $18.68 to $18.75.

100 A weighted average price based on prices ranging from $18.61 to $18.82.

Name	Date	Price per Share		Number of Shares Purchased/(Sold)
Valence Portfolios	20150626	$18.73	101	900
Asymptote Portfolios	20150629	$18.64	102	(600)
Kalon Portfolios	20150629	$18.55	103	(6,100)
Valence Portfolios	20150629	$18.60	104	(1,923)
Asymptote Portfolios	20150629	$18.53	105	700
DESIM	20150629	$18.61	106	1,215
Valence Portfolios	20150629	$18.58		200
Asymptote Portfolios	20150630	$18.70	107	(400)
Valence Portfolios	20150630	$18.91	108	(8,970)
Asymptote Portfolios	20150630	$18.94	109	400
DESIM	20150630	$18.89	110	1,200
Asymptote Portfolios	20150701	$18.80	111	(1,400)
Oculus Portfolios	20150701	$18.83		(100)
Valence Portfolios	20150701	$18.90	112	(838)
Asymptote Portfolios	20150701	$18.76	113	1,300
DESIM	20150701	$18.89	114	3,700
Kalon Portfolios	20150701	$18.82	115	11,700
Valence Portfolios	20150701	$18.72	116	806
Asymptote Portfolios	20150702	$19.00	117	(700)
Valence Portfolios	20150702	$19.00		(300)
Asymptote Portfolios	20150702	$18.86	118	900
DESIM	20150702	$18.98	119	2,000
Kalon Portfolios	20150702	$18.97	120	54,100

101 A weighted average price based on prices ranging from $18.60 to $18.80.

102 A weighted average price based on prices ranging from $18.58 to $18.65.

103 A weighted average price based on prices ranging from $18.44 to $18.83.

104 A weighted average price based on prices ranging from $18.51 to $18.87.

105 A weighted average price based on prices ranging from $18.45 to $18.58.

106 A weighted average price based on prices ranging from $18.49 to $18.69.

107 A weighted average price based on prices ranging from $18.68 to $18.75.

108 A weighted average price based on prices ranging from $18.69 to $18.98.

109 A weighted average price based on prices ranging from $18.92 to $18.97.

110 A weighted average price based on prices ranging from $18.82 to $18.95.

111 A weighted average price based on prices ranging from $18.73 to $18.85.

112 A weighted average price based on prices ranging from $18.76 to $19.10.

113 A weighted average price based on prices ranging from $18.65 to $18.92.

114 A weighted average price based on prices ranging from $18.73 to $19.06.

115 A weighted average price based on prices ranging from $18.70 to $18.90.

116 A weighted average price based on prices ranging from $18.66 to $18.83.

117 A weighted average price based on prices ranging from $18.94 to $19.13.

118 A weighted average price based on prices ranging from $18.80 to $19.01.

119 A weighted average price based on prices ranging from $18.82 to $19.13.

120 A weighted average price based on prices ranging from $18.87 to $19.14.

Name	Date	Price per Share		Number of Shares Purchased/(Sold)
Valence Portfolios	20150702	$18.97	121	2,216
Asymptote Portfolios	20150706	$18.90	122	(200)
Asymptote Portfolios	20150706	$19.03		100
DESIM	20150706	$19.07	123	2,000
Kalon Portfolios	20150706	$19.06	124	7,600
Valence Portfolios	20150706	$19.05	125	12,077
Asymptote Portfolios	20150707	$18.67	126	(1,400)
Valence Portfolios	20150707	$18.58	127	(2,496)
Asymptote Portfolios	20150707	$18.47	128	1,400
DESIM	20150707	$18.72	129	3,686
Kalon Portfolios	20150707	$18.66	130	71,100
Valence Portfolios	20150707	$18.52	131	11,946
Asymptote Portfolios	20150708	$18.75	132	(601)
Valence Portfolios	20150708	$17.85	133	(1,238)
Valence Portfolios	20150708	$18.87		(100)
Asymptote Portfolios	20150708	$18.11	134	700
DESIM	20150708	$18.09	135	2,600
DESIM	20150708	$18.75		100
Kalon Portfolios	20150708	$18.10	136	146,910
Kalon Portfolios	20150708	$18.77	137	1,300
Valence Portfolios	20150708	$18.15	138	6,150
Asymptote Portfolios	20150709	$18.02	139	(2,400)
Valence Portfolios	20150709	$18.14	140	(4,500)

121 A weighted average price based on prices ranging from $18.94 to $19.00.

122 A weighted average price based on prices ranging from $18.74 to $19.05.

123 A weighted average price based on prices ranging from $19.01 to $19.19.

124 A weighted average price based on prices ranging from $18.97 to $19.19.

125 A weighted average price based on prices ranging from $18.98 to $19.15.

126 A weighted average price based on prices ranging from $18.48 to $18.93.

127 A weighted average price based on prices ranging from $18.36 to $18.99.

128 A weighted average price based on prices ranging from $18.36 to $18.78.

129 A weighted average price based on prices ranging from $18.43 to $19.01.

130 A weighted average price based on prices ranging from $18.36 to $19.00.

131 A weighted average price based on prices ranging from $18.35 to $18.89.

132 A weighted average price based on prices ranging from $18.41 to $18.90.

133 A weighted average price based on prices ranging from $17.71 to $17.93.

134 A weighted average price based on prices ranging from $17.90 to $18.62.

135 A weighted average price based on prices ranging from $17.73 to $18.63.

136 A weighted average price based on prices ranging from $17.70 to $18.68.

137 A weighted average price based on prices ranging from $18.70 to $18.97.

138 A weighted average price based on prices ranging from $17.89 to $18.70.

139 A weighted average price based on prices ranging from $17.82 to $18.17.

140 A weighted average price based on prices ranging from $18.06 to $18.54.

Name	Date	Price per Share		Number of Shares Purchased/(Sold)
Asymptote Portfolios	20150709	$18.15	141	2,284
DESIM	20150709	$18.04	142	1,500
Kalon Portfolios	20150709	$17.98	143	30,929
Valence Portfolios	20150709	$17.93	144	5,068
Asymptote Portfolios	20150710	$18.63	145	(200)
Oculus Portfolios	20150710	$18.79	146	(2,600)
Valence Portfolios	20150710	$18.42	147	(800)
Asymptote Portfolios	20150710	$18.83	148	300
DESIM	20150710	$18.68	149	500
Valence Portfolios	20150710	$18.82	150	27,000
DESIM	20150713	$19.05	151	2,298
Valence Portfolios	20150713	$19.03	152	13,100
DESIM	20150714	$19.81	153	2,800
Valence Portfolios	20150714	$19.83	154	30,000
DESIM	20150715	$19.47	155	1,800
DESIM	20150716	$19.70	156	1,800
Valence Portfolios	20150716	$19.63	157	2,092
DESIM	20150717	$19.58	158	1,726
Valence Portfolios	20150717	$19.46		100

(d) No person other than the Reporting Persons or any of the persons set forth in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

141 A weighted average price based on prices ranging from $17.93 to $18.23.

142 A weighted average price based on prices ranging from $17.75 to $18.27.

143 A weighted average price based on prices ranging from $17.81 to $18.00.

144 A weighted average price based on prices ranging from $17.75 to $18.07.

145 A weighted average price based on prices ranging from $18.46 to $18.79.

146 A weighted average price based on prices ranging from $18.70 to $18.92.

147 A weighted average price based on prices ranging from $18.36 to $18.45.

148 A weighted average price based on prices ranging from $18.74 to $18.88.

149 A weighted average price based on prices ranging from $18.46 to $18.83.

150 A weighted average price based on prices ranging from $18.70 to $18.91.

151 A weighted average price based on prices ranging from $18.91 to $19.13.

152 A weighted average price based on prices ranging from $18.87 to $19.06.

153 A weighted average price based on prices ranging from $19.63 to $19.91.

154 A weighted average price based on prices ranging from $19.63 to $19.93.

155 A weighted average price based on prices ranging from $19.16 to $19.68.

156 A weighted average price based on prices ranging from $19.55 to $19.89.

157 A weighted average price based on prices ranging from $19.55 to $19.71.

158 A weighted average price based on prices ranging from $19.45 to $19.80.

(e) Not Applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Valence Portfolios maintains an open short position of 151,192 Common Shares, and accounts under the management of DESIM maintain open short positions of 179,123 Common Shares.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the person listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.           Material to be filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated December 16, 2014.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated December 16, 2014.

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated July 22, 2015.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated December 16, 2014, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto as Exhibits 1 and 2 and incorporated herein by reference.

Dated:           July 22, 2015

D. E. Shaw Kalon Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Heliant Manager, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Heliant Adviser, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw